

14041298



UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53280

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2013** AND ENDING **DECEMBER 31, 2013**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

DME SECURITIES, LLC   FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

C/O Buttonwood Business Solutions, LLC 30 Broad St. – 14ᵗʰ FL

NEW YORK,	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Elias   (TEL) 516-967-0205

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023	New York	NY	10038

   X   Certified Public Accountant

FOR OFFICIAL USE ONLY

RECEIVED

*Claims for exemption from the requirement that the annual report be covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances relied on as the
basis for the exemption. See section 240.17a-5(e) (2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG – 1 2014
DIVISION OF TRADING & MARKETS

OATH OR AFFIRMATION

I, *DAVID ELIAS*, *swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of*
DME SECURITIES, LLC, *as of DECEMBER 31, 2013,*
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

X _____
Signature

President

_____
Title

X _____
Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DME Securities, LLC
Financial Statements and Supplementary Information
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
Year Ended December 31, 2013

DME Securities, LLC
Index to the Financial Statements
December 31, 2013

Page

Independent Auditor's Report 1-2

Financial Statements

    Statement of Financial Condition 3

    Statement of Operations 4

    Statement of Changes in Member's Equity 5

    Statement of Cash Flows 6

    Notes to the Financial Statements 7-8

    Supplementary Information

        Computation of Net Capital Under Rule 15c3-1 of the
        Securities and Exchange Commission 9

        Computation for Determination of Reserve Requirements
        Under Rule 15c3-3 of the Securities Exchange Commission 10

Independent Auditor's Report on Internal Control Structure 11-12

Independent Accountant's Report on Applying Agreed-Upon Procedures
    Related to an Entity's SIPC Assessment Reconciliation 13

Schedule of Securities Investor Protection Corporation
    Assessments and Payments 14

To the Members of
DME Securities, LLC
c/o Buttonwood Buttonwood Business Solutions, LLC
New York, NY 10004

Report on the Financial Statements

We have audited the accompanying statement of financial condition of DME Securities, LLC,
(the Company) as of December 31, 2013 and the related statements of operations, changes in member's
equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities
Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in
accordance with accounting principles generally accepted in the United States of America; this includes
the design, implementation, and maintenance of internal control relevant to the preparation and fair
presentation of financial statements that are free from material misstatement, whether due to fraud or
error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We
conducted our audit in accordance with auditing standards generally accepted in the United States of
America. Those standards require that we plan and perform the audit to obtain reasonable assurance
about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in
the financial statements. The procedures selected depend on the auditor's judgment, including the
assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.
In making those risk assessments, the auditor considers internal control relevant to the Company's
preparation and fair presentation of the financial statements in order to design audit procedures that are
appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of
the Company's internal control. Accordingly, we express no such opinion. An audit also includes
evaluating the appropriateness of accounting policies used and the reasonableness of significant
accounting estimates made by management, as well as evaluating the overall presentation of the financial
statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for
our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DME Securities, LLC., as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the accompanying schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedule is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
January 28, 2014

DME Securities, LLC
Statement of Financial Condition
December 31, 2013

Assets

Current Assets		
Cash	$	73,670
Commissions Receivable		72,970
Total Assets	$	146,640

Liabilities and Member's Equity

Current Liabilities		
Accounts payable and accrued expenses	$	99,763
Total Liabilities		99,763
Member's Equity		46,877
Total Liabilities and Member's Equity	$	146,640

DME Securities, LLC
Statement of Operations
Year Ended December 31, 2013

Revenues		
Commissions	$	873,989
Rebate income		67,172
Other income		8,997
Interest income		119
Total revenues		950,277
Operating Expenses		
Payroll and related expenses		381,140
Data and quote charges		43,683
Legal and professional fees		44,626
Floor brokerage, exchange and clearance fees		86,330
Outside services		147,511
Employee benefits		119,101
Office expenses		32,331
Telephone		11,192
Travel and entertainment		24,996
Insurance		3,754
Loss on error		750
Other expenses		5,193
Total operating expenses		900,607
Net Income	$	49,670

DME Securities, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2013

Balance, January 1, 2013	$	69,511
Member's withdrawals		(72,304)
Net Income		49,670
Balance, December 31, 2013	$	46,877

See accompanying notes to the financial statements.

DME Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2013

Cash Flows From Operating Activities

    Net Income $ 49,670

    Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities

        (Increase) decrease in assets
            Commissions receivables 35,455
            Prepaid expenses 1,271
        Increase (decrease) in liabilities
            Accounts payable and accrued expenses (36,002)

        Total adjustments 724

        Net Cash Provided by Operating Activities 50,394

Cash Flows From Financing Activities

    Member's withdrawals (72,304)

        Net Cash Used in Financing Activities (72,304)

Net decrease in Cash (21,910)

Cash, Beginning of Year 95,580

Cash, End of Year $ 73,670

SUPPLEMENTAL CASH FLOW INFORMATION
    Interest paid $ -
    Income taxes paid $ -

DME Securities, LLC
Notes to the Financial Statements

ORGANIZATION AND NATURE OF BUSINESS

DME Securities, LLC (the Company) is a limited liability company organized in the state of New York to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a non-clearing brokerage firm and does not handle any customer funds or securities.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Equivalents
For the purpose of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Securities Transactions, Commissions and Revenue Recognition
Securities transactions are recorded on a trade date basis. Commissions and related clearing charges are recorded on a trade date basis as securities transactions occur.

Concentrations of Credit Risk
Financial instruments that potentially subject the Company to credit-- risk consist primarily of cash and cash equivalents and trade accounts receivables. The Company maintains cash balances with commercial banks and other major institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation limits.

The company had 5 customers that made up approximately 46% of commission revenues for the year ended December 31, 2013. Accounts receivables from these customers were approximately $39,000 as of December 31, 2013.

Income Taxes
The Company is limited liability company; therefore, all profits and losses are reflected in the sole member's tax return. The Company is subject to New York City unincorporated business taxes.

In accordance with ASC 740-10-50, "Income Taxes," the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2013, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

7

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

The fair values of cash, receivables, accounts payable and accrued expenses and other short-term obligations approximate their carrying values because of the short maturity of these financial instruments. In accordance with FASB ASC 825-10-50, "Disclosure About Fair Value of Financial Instruments," rates available to the Company at the balance sheet date are used to estimate the fair value of existing balance sheet amounts.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial statement. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Subsequent events

Management has evaluated subsequent events through January 28, 2014, the date the financial statements were available to be issued.

COMMISSIONS RECEIVABLE

The Company has outstanding receivables consisting of commissions earned for performing execution services for customer broker-dealers. The Company considers the amounts due from its customers to be fully collectible, and accordingly, no allowance for doubtful accounts has been established. However, any receivables over thirty days old are considered non-allowable assets for the Company's net capital computation purposes. As of December 31, 2013, $12,869 of total accounts receivables were considered non-allowable.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013 the Company had net capital of $34,008, which was $27,357 in excess of its required net capital. The Company's net capital ratio was 2.93 to 1.

COMMITMENTS AND CONTINGENCIES

The Company had no significant contingent liabilities requiring disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

DME Securities, LLC
Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2013

NET CAPITAL

Total Member's Equity	$	46,877

Deductions and/or Charges:
Non-Allowable Assets:

Commissions receivable		12,869
Net Capital	$	34,008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000)	$	6,651
Excess Net Capital	$	27,357
Aggregate Indebtedness	$	99,763
Ratio of Aggregate Indebtedness to Net Capital		2.93 to 1

No reconciling differences between the December 31, 2013 audited computation of net capital and the Company's unaudited December 31, 2013 Part IIA filing were noted.

See independent auditor's report.

DME Securities, LLC
Supplementary Information
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2013

The Company claims an exemption from the reserve requirement under paragraph (k)(2)(ii) of Rule 15c3-3.



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York. NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Members of
DME Securities, LLC
c/o Buttonwood Buttonwood Business Solutions, LLC
New York, NY 10004

Gentlemen:

In planning and performing our audit of the financial statements of DME Securities, LLC., as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion of the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a) (11); and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
January 28, 2014

-12-

DME SECURITIES LLC

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the Year Ended December 31, 2013



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

To the Members of
DME Securities LLC
c/o Buttonwood Business Solutions, LLC
30 Broad Street - 14th Floor
New York, NY 10004

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by DME Securities LLC ("Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC., solely to assist you in evaluating the Company's compliance with Rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;
2- Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013, noting no exceptions;
3- Compared any adjustments reported in the Form SIPC-7 with supporting schedules and working papers, noting no exceptions;
4- Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no exceptions; and
5- Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Lerner & Sipkin, CPAs, LLP (NY)
January 28, 2014

DME SECURITIES LLC
Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
For the year ended December, 31 2013

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$	941,281
Additions		-
Deductions		-
SIPC Net Operating Revenues	$	941,281

Determination of General Assessment:

SIPC Net Operating Revenues:	$	941,281
General Assessment @ .0025		2,353

Assessment Remittance:

Less: Payment made with SIPC-6 in September 2013		(1,270)
Assessment Balance Due	$	1,083

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the year ended December 31, 2013:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	941,281
SIPC Net Operating Revenues as computed above	941,281
Difference	$ -